Julio: Hi, my name is Julio Garcia. I'm the owner of Ambriza Social Mexican Kitchen, here in Houston, Texas.

Julio: I moved to Houston when I was 19 years old, and my choices were either wash dishes or cut grass. I always thought I was too good looking to be in the sun, so ... Through the years in the restaurant, I grew from washing dishes to busing tables, cooking, waiting tables, bartending, managing. In the back of my head I developed this crazy dream that I could one day become a business owner.

Julio: We opened Ambriza back in 2016. We wanted to create an authentic non Tex-Mex restaurant, without being pretentious. We've won awards such as Best Restaurant in Houston, Best Happy Hour, Best Margaritas. We have, right about, 12 different flavors. Chef created, made in house, lime, lemon, and orange is hand squeezed on a daily basis. We make food that you have never experienced. Food that no other restaurant will provide you with.

Julio: We decided to bring local chefs from Mexico that had exposure to the regional cuisine. A chef from Vera Cruz, a chef from Oaxaca, two three times a year. They come, they see what we do, they understand our concept of product and then they go ahead and design a new menu. That's how we different from most Mexican restaurants. Just by providing people with an authentic experience.

Julio: We've been looking for properties to expand our brand. We like to be at the best shopping center. The best of the best. We believe Cypress Texas Boardwalk Towne Lake, is by far the most impressive, most beautiful, well maintained property in Cypress. Our property itself has access to the lakefront. You are able to take your boat from the back of your home and then just dock it in front of the restaurant. We decided to partner with NextSeed and invite our guests to be part of our next project. I want for my guest to come to the next Ambriza and say, "Hey, I'm part of this. I helped develop this. I helped build this restaurant, and my vision is your vision and I'm very proud of being part of this journey." So, for me that is very important.

Julio: We are very excited to bring Ambriza to Cypress at the Boardwalk. I want to extend a personal invitation for you to become part of our growth, part of our journey, and I really hope you invest with us.